FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period May 09, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SANPAOLO IMI

NEWS RELEASE

CLARIFICATION ON PRESS STORY

Turin, 9 May 2006 – With reference to the article in today’s Finanza & Mercati (“Prove di matrimonio Sanpaolo-MPS” [Sanpaolo-MPS marriage]), Consob has requested the Sanpaolo Imi Group to clarify that there is no foundation to the comment “la settimana scorsa, i vertici delle due banche si sarebbero scambiati documenti di rilievo. E avrebbero avviato, con avvocati e advisor, un approfondito studio sulla fattibilità dell’aggregazione” [“last week, the top managements of the two banks exchanged important documents. They also launched, with lawyers and advisers, a detailed feasibility study”].

SANPAOLO IMI
RELAZIONI ESTERNE (www.grupposanpaoloimi.com)		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Fax 011/5552737
Napoli	081/7913419	e-mail: investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: International Strategy, London Branch

Date: May 9, 2006